UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Point.360

(Name of Subject Company) (Issuer)

DG FastChannel, Inc.

(Name of Filing Person) (Offeror)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

730698107

(CUSIP Number of Class of Securities)

Scott K. Ginsburg
Chief Executive Officer

DG FastChannel, Inc.
750 W. John Carpenter Freeway, Suite 700
Irving, TX 75039
(972) 581-2000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the filing person)

with a copy to:

William P. O’Neill, Esq.

Latham & Watkins LLP

555 Eleventh Street NW, Suite 1000

Washington, DC  20004

(202) 637-2200

Calculation Of Filing Fee

Transaction valuation*	Amount of filing fee**
$61,322,981	$1882.62

*                          Estimated solely for purposes of calculating the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) based on the product of $5.81, the market price of the common stock of Point.360 based upon the average of the high and low sale prices of Point.360 common stock as reported on the Nasdaq Global Market on June 20, 2007, and 10,554,730, representing the maximum number of shares of Point.360 common stock to be acquired by DG FastChannel, Inc., or cancelled pursuant to the exchange offer and subsequent merger.

**                   The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act of 1934, equals (0.0000307) of the transaction valuation.

☒                   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,873	Filing Party: DG FastChannel, Inc.
Form or Registration No.: S-4	Date Filed: June 8, 2007

☐                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                  third-party tender offer subject to Rule 14d-1.

☐                    issuer tender offer subject to Rule 13e-4.

☐                    going-private transaction subject to Rule 13e-3.

☐                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by DG FastChannel, Inc., a Delaware corporation (“DG FastChannel”), and relates to the offer (the “Offer”) by DG FastChannel to exchange each outstanding share of common stock, no par value per share, including the associated preferred share purchase rights (collectively, the “Point.360 Shares”), of Point.360, a California corporation (“Point.360”), for a number of shares of common stock, $0.001 par value per share, of DG FastChannel (the “DG FastChannel Shares”) equal to the quotient obtained by dividing 2,000,000 by the number of Point.360 Shares (excluding Point.360 Shares owned directly or indirectly by DG FastChannel or Point.360) issued and outstanding immediately prior to the consummation of the Offer (which quotient would equal 0.1895 assuming 10,554,730 Point.360 Shares (excluding Point.360 Shares owned directly or indirectly by DG FastChannel or Point.360) are issued and outstanding immediately prior to the consummation of the Offer), upon the terms and subject to the conditions set forth in the Offer to Exchange (as defined below).

The Offer is made pursuant to the Agreement and Plan of Merger and Reorganization, dated as of April 16, 2007, as amended (the “Merger Agreement”), by and among DG FastChannel, Point.360 and New 360, a California corporation and a wholly-owned subsidiary of Point.360 (“New 360”), which contemplates the merger of Point.360 with and into DG FastChannel (the “Merger”) following the consummation of the Offer. DG FastChannel has filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-4 relating to the DG FastChannel Shares to be issued to the shareholders of Point.360 (other than DG FastChannel) in the Offer and the Merger (the “Registration Statement”).

Pursuant to a Contribution Agreement, dated as of April 16, 2007, as amended, by and among Point.360, DG FastChannel, and New 360, prior to the consummation of the Offer, Point.360 will contribute (the “Contribution”) to New 360 all of the assets owned, licensed or leased by Point.360 that are not used exclusively in connection with the business of Point.360 representing advertising agencies, advertisers, brands and other media companies which require services for short-form media content (the “ADS Business”), and New 360 will assume certain liabilities of Point.360.  Pursuant to the Merger Agreement, immediately following the Contribution but prior to the consummation of the Offer, Point.360 will distribute (the “Spin-Off”) to its shareholders pro rata all of the capital stock then outstanding of New 360. Immediately following the Spin-Off, DG FastChannel will contribute to New 360 all of its shares of the capital stock of New 360. The shares of capital stock of New 360 will be registered under the Securities Exchange Act of 1934, as amended, and will be approved for listing on the Nasdaq Global Market.  As a result of the Contribution and the Spin-Off, at the consummation of the Offer, the assets and liabilities of Point.360 will consist only of those assets and liabilities exclusively related to the ADS Business.

The terms and conditions of the Offer and the Merger are set forth in the Offer to Exchange/Prospectus that is part of the Registration Statement (the “Offer to Exchange”) and in the related Letter of Transmittal, copies of which are Exhibits (a)(1) and
(a)(2) hereto, respectively.

All of the information set forth in the Offer to Exchange and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto filed with the SEC by DG FastChannel, is hereby incorporated by reference in response to all items in this Schedule TO, and as more precisely set forth below.

Item 1.	Summary Term Sheet

Summary Term Sheet. The information set forth in the sections of the Offer to Exchange entitled “Questions and Answers About the Offer” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)

Name and Address. The subject company is Point.360, and its principal executive office is located at 62777 North Ontario Street, Burbank, California 91504. Its telephone number at such office is (818) 565-1400.

(b)	Securities. As of June 15, 2007, there were 12,164,184 shares of common stock, no par value per share, of Point.360 issued and outstanding.

(c)	Trading Market and Price. The information set forth in the section of the Offer to Exchange entitled “Comparative Per Share Market Price and Dividend Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)

Name and Address. The name of the filing person is DG FastChannel, Inc. and its principal executive office is located at 750 W. John Carpenter Freeway, Suite 700, Irving, TX 75039. Its telephone number at such office is (972) 581-2000. The information regarding DG FastChannel’s directors and executive officers contained in DG FastChannel’s Annual Report on Form 10-K/A, filed with the SEC on April 27, 2007, are incorporated herein by reference. Copies of such reports should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such information are also obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to DG FastChannel that have been filed via the EDGAR system.

(b), (c)

Business and Background. The information set forth in the section of the Offer to Exchange entitled “Summary—The Companies” is incorporated herein by reference. The information regarding DG FastChannel’s directors and executive officers contained in DG FastChannel’s Annual Report on Form 10-K/A, filed with the SEC on April 27, 2007, are incorporated herein by reference. Copies of such reports should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such information are also obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to DG FastChannel that have been filed via the EDGAR system.

Item 4.	Terms of the Transaction.

(a)(1)

Material Terms. The information set forth in the sections of the Offer to Exchange entitled “Questions and Answers About the Offer,” “Summary,” “The Offer,” “The Merger Agreement,” “Comparison of Rights of Holders of Point.360 Common Stock and Holders of DG FastChannel Common Stock” and “Certain Effects of the Offer” is incorporated herein by reference.

(a)(2)

Mergers or Similar Transactions. The information set forth in the sections of the Offer to Exchange entitled “Questions and Answers About the Offer,” “Summary,” “Background and Reasons for the Offer and the Contemplated Merger,” “The Offer,” “The Merger Agreement,” “Comparison of Rights of Holders of Point.360 Common Stock and Holders of DG FastChannel Common Stock” and “Certain Effects of the Offer” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)

Transactions, Significant Corporate Events. The information set forth in the sections of the Offer to Exchange entitled “Background and Reasons for the Offer and the Contemplated Merger,” “The Merger Agreement,” and “Interests of Certain Persons in the Offer and the Subsequent Merger” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)

Purposes. The information set forth in the sections of the Offer to Exchange entitled “Questions and Answers About the Offer,” “Background and Reasons for the Offer and the Contemplated Merger,” and “Certain Effects of the Offer” is incorporated herein by reference.

(c)(1)-(7)

Plans. The information set forth in the sections of the Offer to Exchange entitled “Questions and Answers About the Offer,” “Background and Reasons for the Offer and the Contemplated Merger,” “The Offer,” “The Merger Agreement,” “Comparison of Rights of Holders of Point.360 Common Stock and Holders of DG FastChannel Common Stock” and “Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the sections of the Offer to Exchange entitled “Certain Effects of the Offer” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a), (b)	Securities Ownership, Securities Transactions. The information set forth in the section of the Offer to Exchange titled “Interests of DG FastChannel in the Offer” is incorporated by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements

(a)

Financial Information. The financial information set forth in DG FastChannel’s Annual Report on Form 10-K for the year ended December 31, 2006 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 is incorporated herein by reference.

(b)

Pro Forma Information. The information set forth in the section of the Offer to Exchange entitled “Selected Unaudited Pro-Forma Condensed Combined Financial Information” is incorporated herein by reference.

Item 11.	Additional Information.

(a)

Agreement, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Offer to Exchange entitled “Questions and Answers About the Offer,” “Summary,” “Background and Reasons for the Offer and the Contemplated Merger,” “The Offer,” “Certain Legal Matters,” “Interests of Certain Persons in the Offer and the Subsequent Merger,” “The Merger Agreement” and “Certain Effects of the Offer” is incorporated herein by reference.

(b)	Other Material Information. The information set forth in the Offer to Exchange and the related Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)

Offer to Exchange/Prospectus relating to shares of DG FastChannel to be issued in the Offer and the Merger, dated June 8, 2007, as amended June 27, 2007  (incorporated by reference to DG FastChannel’s Registration Statement on Form S-4 filed on June 8, 2007, and amended on June 27, 2007 (the “S-4”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the S-4).

(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the S-4).

(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the S-4).

(b)	None.

(d)(1)	Agreement and Plan of Merger and Reorganization, dated as of April 16, 2007, by and among DG FastChannel, Point.360 and New 360 (incorporated by reference to Exhibit 2.1 to the S-4).

(d)(2)	Contribution Agreement, dated as of April 16, 2007, among Point.360, New 360 and DG FastChannel (incorporated by reference to Exhibit 2.2 to the S-4).

(d)(3)

Support Agreement, dated as of April 16, 2007, by and between DG FastChannel and Haig S. Bagerdjian, a shareholder of Point.360 (the “Support Agreement”) (incorporated by reference to Exhibit 10.1 to the S-4).

(d)(4)	First Amendment to Agreement and Plan of Merger and Reorganization, dated as of June 22, 2007, by and among DG FastChannel, Point.360 and New 360 (incorporated by reference to Exhibit 2.3 to the S-4).

(d)(5)	First Amendment to Contribution Agreement, dated as of June 22, 2007, by and among DG FastChannel, Point.360 and New 360 (incorporated by reference to Exhibit 2.4 to the S-4).

(g)	None.

(h)(1)	Opinion of Gardere Wynne Sewell LLP (incorporated by reference to Exhibit 5.1 to the S-4).

(h)(2)	Opinion of Latham & Watkins LLP as to tax matters (incorporated by reference to Exhibit 8.1 to the S-4).

(h)(3)	Opinion of Troy & Gould PC as to tax matters (incorporated by reference to Exhibit 8.2 to the S-4).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Scott K. Ginsburg
Name: Scott K. Ginsburg
Title: Chairman of the Board and Chief Executive Officer

Date: June 27, 2007

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)

Offer to Exchange/Prospectus relating to shares of DG FastChannel to be issued in the Offer and the Merger, dated June 8, 2007, as amended on June 27, 2007 (incorporated by reference to DG FastChannel’s Registration Statement on Form S-4 filed on June 8, 2007 (the “S-4”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the S-4).

(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the S-4).

(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the S-4).

(b)	None.

(d)(1)	Agreement and Plan of Merger and Reorganization, dated as of April 16, 2007, by and among DG FastChannel, Point.360 and New 360 (incorporated by reference to Exhibit 2.1 to the S-4).

(d)(2)	Contribution Agreement, dated as of April 16, 2007, among Point.360, New 360 and DG FastChannel (incorporated by reference to Exhibit 2.2 to the S-4).

(d)(3)

Support Agreement, dated as of April 16, 2007, by and between DG FastChannel and Haig S. Bagerdjian, a shareholder of Point.360 (the “Support Agreement”) (incorporated by reference to Exhibit 10.1 to the S-4).

(d)(4)	First Amendment to Agreement and Plan of Merger and Reorganization, dated as of June 22, 2007, by and among DG FastChannel, Point.360 and New 360 (incorporated by reference to Exhibit 2.3 to the S-4).

(d)(5)	First Amendment to Contribution Agreement, dated as of June 22, 2007, by and among DG FastChannel, Point.360 and New 360 (incorporated by reference to Exhibit 2.4 to the S-4).

(g)	None.

(h)(1)	Opinion of Gardere Wynne Sewell LLP (incorporated by reference to Exhibit 5.1 to the S-4).

(h)(2)	Opinion of Latham & Watkins LLP as to tax matters (incorporated by reference to Exhibit 8.1 to the S-4).

(h)(3)	Opinion of Troy & Gould PC as to tax matters (incorporated by reference to Exhibit 8.2 to the S-4).